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APEXS3Accel

June 11, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re: Acceleration Request -Post-Effective Amendment No. 8 on Form S-3,
        Registration No. 333-136996
        Acceleration Request -Pre-Effective Amendment No. 2 on Form N-4, Registration No. 333-150220
        Registrant: Prudential Annuities Life Assurance Corporation Principal Underwriter: Prudential Annuities Distributors, Inc.

Dear Sir or Madam:

Acceleration of the above-referenced registration statements to June 12, 2008, or as soon as possible thereafter, is hereby requested pursuant to Rule 461 of Regulation C.

Sincerely,

Prudential Annuities Life Assurance Corporation

Prudential Annuities Distributors, Inc.


/s/ George Gannon
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George Gannon
Senior Vice President
President, Chief Executive Officer,
Chief Operations Officer and Director

cc: Michele Roberts, SEC
    Sally Samuels, SEC